EXHIBIT 12

Starbucks Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

Fiscal year ended	Oct 3, 2010	Sep 27, 2009	Sep 28, 2008	Sep 30, 2007	Oct 1, 2006
Earnings(1)	$1,437.0	$559.9	$455.6	$1,057.4	$907.3
Income from equity investees	(148.1)	(121.9)	(113.6)	(108.0)	(94.0)
Distributed income from equity investees	91.4	53.0	52.6	65.9	49.2
Amortization of capitalized interest	1.2	1.0	0.8	0.4	0.1
Fixed charges, excluding capitalized interest	266.3	284.4	300.4	254.5	181.8

Total earnings available for fixed charges	$1,647.8	$776.4	$695.8	$1,270.2	$1,044.4

Fixed charges:
Interest and debt expense(2)	$37.7	$42.2	$61.4	$42.3	$11.1
Interest portion of rental expense	233.5	245.1	246.2	216.1	173.4

Total fixed charges	$271.2	$287.3	$307.6	$258.4	$184.5

Ratio of earnings to fixed charges	6.1	2.7	2.3	4.9	5.7

(1)	Earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change.

(2)	Includes amortization of debt-related expenses and interest capitalized during the period.